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                            August 19, 2022

       John Riccitiello
       Chief Executive Officer
       Unity Software Inc.
       30 3rd Street
       San Francisco, California 94103

                                                        Re: Unity Software Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 29, 2022
                                                            File No. 333-266418

       Dear Mr. Riccitiello:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed July 29, 2022

       Questions and Answers about the Merger and the Unity Special Meeting, page 1

   1. Please add a question and answer addressing the intent of the company to conduct a PIPE investment following
the close of the merger. Your disclosure should clearly highlight the intended purpose of the
PIPE, the strategic rationale for structuring it using convertible debt, the drawbacks of
the PIPE, the conflicts of interest, and any related risks to shareholders of the
combined company. Provide cross references to a more detailed discussion.
 John Riccitiello
FirstName  LastNameJohn Riccitiello
Unity Software   Inc.
Comapany
August 19, NameUnity
           2022       Software Inc.
August
Page 2 19, 2022 Page 2
FirstName LastName
Risk Factors, page 41

2. Please add a risk factor addressing the PIPE investment. Your risk factor should highlight that the PIPE will substantially increase the combined company's balance sheet indebtedness. Additionally, your disclosure should clarify that while Unity's board views the use of the PIPE to conduct stock buybacks as an accretive measure, there is no guarantee of accretion and significant risk of dilution to shareholders if the conversion feature is exercised.
Background of the Merger, page 78

3. Please supplement your disclosure with a description of the significant events related to
         AppLovin's unsolicited proposal. Discuss how Unity Board concluded that such proposal was not in the best interests of shareholders, describe the financial and strategic evaluation undertaken, and disclose any other material considerations of the Board. Additionally, with a view toward disclosure, please tell us whether any representatives of Unity had engaged in formal or informal discussions with AppLovin in advance of the unsolicited proposal, or whether such conversations have taken place since receipt of the proposal.
The Merger, page 78

4. We note that subject to board approval you intend to conduct a PIPE investment consisting of convertible notes to initiate a stock buyback program following the closing of the merger. Please disclose the anticipated amount of shares that you will be authorized to repurchase, the intended duration of the program, the mechanics of the program, and any related risks. Your disclosure should describe the objective for the stock buyback program and the criteria that you intend to use to determine the timing and amount of shares you will repurchase.
Certain Unaudited Prospective Financial Information, page 115

5. Revise to disclose all material assumptions underlying each set of financial projections.
 John Riccitiello
FirstName  LastNameJohn Riccitiello
Unity Software   Inc.
Comapany
August 19, NameUnity
           2022       Software Inc.
August
Page 3 19, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      David Slotkin